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HLB Cinnamon Jang Willoughby & Company
Chartered Accountants
A Partnership of Incorporated Professionals

Reply: R.D. Miller

December 8, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W., Mail Stop 0510
Washington, D.C. 20549

Attention: Ms. Pamela A. Long

Dear Sirs:

Re: Flexible Solutions International, Inc.

        We have been asked to provide certain comments in regards to an audit or review of Donlar Corporation (“Donlar”) as referenced in the waiver request of December 8, 2005 prepared by Foley and Lardner LLP for Flexible Solutions International, Inc. (“FSI”).

        During the audit of FSI for the year ended December 31, 2004 we reviewed the purchase of the Donlar assets with the management of FSI to first determine if a business was acquired and second, that if a business was acquired were financial records available. Based on the support as set out in the letters to the Securities and Exchange Commission (“Commission”) of June 24, 2005 and August 11, 2005, we believed that a business was not acquired but only a group of assets was purchased. To confirm the arguments set forth by FSI regarding the purchase of assets rather than a purchase of a business, we employed auditors from our Chicago, Illinois office to review the operations of FSI at the Donlar plant. They concurred, based on the limited continuing business of Donlar and the use of the Donlar assets, that only a group of assets was acquired and not a business. For the reasons cited, we did not investigate any further whether or not auditable financial records of Donlar were available.

        Since the Commission believed that an acquisition of a business had transpired, FSI asked that we revisit the possibility of auditing the records of Donlar, or having the records audited, for purposes of the Form 8-K and financial statement disclosure. We reviewed the financial statements of Donlar available on EDGAR and noted that the most recently filed financial statements were for the nine months ended September 30, 2003. No further quarterly or annual financial statements were filed since that time. We did note that Donalr showed a net loss for the nine months of $6,483,913 and realized an accumulated deficit of $156,551,529. Donlar also recognized a negative gross margin of $1,177,370 for the nine months. We understand that it was for that reason that the main creditor of Donlar petitioned it into bankruptcy. Donlar had already undertaken two previous unsuccessful restructuring plans.

        In September 2005 we contacted Mr. Thomas E. Poggensee, Donlar’s former Controller, Chief Accounting Officer and Vice President, Finance and Administration. We enquired of him the availability of sufficient accounting records and supporting documentation to facilitate an audit. He informed us that since September 2003 very little accounting records were maintained mainly as a result of not having adequate resources. He also indicated that Donlar’s former auditors, Grant Thornton LLP, did not even contemplate performing the 2003 audit as they were completely aware that there were no funds to pay for their services, they were also not requested to perform the 2003 audit because of the bankruptcy proceedings. The only records that were maintained by Donlar were the monthly cash reconciliations that were used for the bankruptcy proceedings. These summaries only recorded the receipts and payments of cash, they were not prepared on an accrual basis of accounting.

        We also note that the previous auditors did add an explanatory paragraph to their auditors’ report on the financial statements as of December 31, 2002 for a going concern qualification. This explanatory paragraph is added to auditors’ reports any time there is substantial doubt as to a company’s ability to continue as a going concern for more than one year.

        For the reasons noted above, it would be extremely difficult, if not impossible, to provide an opinion whether or not the financial statements of Donlar as at December 31, 2003 or June 30, 2004, were prepared in accordance with United States generally accepted accounting principles.

Yours truly,
Cinnamon Jang Willoughby & Company
Chartered Accountants
“Ron Miller” signed
Per: R.D. Miller Inc.